Exhibit 12

THE PROGRESSIVE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(millions)

(unaudited)

	Six Months Ended June 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Income before income taxes	$674.7	$1,911.6	$1,907.4	$1,720.0	$1,317.7	$1,487.0

Fixed Charges:
Interest and amortization on indebtedness	70.2	138.4	118.2	119.1	124.1	133.1
Portion of rents representative of the interest factor	3.3	5.9	5.9	6.7	7.2	7.6

Total fixed charges	73.5	144.3	124.1	125.8	131.3	140.7

Interest capitalized, net of amortized interest	(0.7)	(0.8)	(1.1)	(0.6)	0	(0.2)

Total income available for fixed charges	$747.5	$2,055.1	$2,030.4	$1,845.2	$1,449.0	$1,627.5

Ratio of earnings to fixed charges	10.2	14.2	16.4	14.7	11.0	11.6